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Exhibit 4.3

Consolidated Financial Statements (In Canadian dollars)
HUDBAY MINERALS INC. (FORMERLY ONTZINC CORPORATION)
Years ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of HudBay Minerals Inc. (formerly ONTZINC Corporation) as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

March 30, 2005

HUDBAY MINERALS INC.
(FORMERLY ONTZINC CORPORATION)

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

December 31, 2004 and 2003

	2004	2003
		(Restated — note 2)
Assets
Current assets:
Cash and cash equivalents	$64,553	$2,114
Accounts receivable, net of allowance for doubtful accounts of nil (2003 — nil)	73,210	89
Debentures subscription receivable (note 10(a))	—	2,000
Inventories (note 4)	100,282	—
Prepaid expenses and other	3,496	554
Current portion of fair value of derivatives (note 17)	3,418	—
Future income taxes (note 16)	12,900	—

	257,859	4,757
Investments (note 5)	463	—
Property, plant and equipment (note 6)	358,662	5,351
Deferred financing costs (notes 10(a) and (c))	9,600	169
Intangible assets (note 7)	552	—
Environmental deposits (note 8)	1,789	1,588
Restricted cash (note 20(c)(v))	13,000	—
Fair value of derivatives (note 17)	772	—

	$642,697	$11,865

	2004	2003
		(Restated — note 2)
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$64,491	$533
Accrued liabilities	26,548	492
Interest payable on long-term debt	563	—
Current portion of obligations under capital leases (note 9)	3,338	—
Current portion of long-term debt (note 10)	2,000	—
Current portion of pension obligation (note 11)	12,650	—
Current portion of other employee future benefits (note 12)	2,012	—
Current portion of fair value of derivatives (note 17)	178	—

	111,780	1,025
Obligations under capital leases (note 9)	11,719	—
Long-term debt (note 10)	223,529	1,039
Pension obligation (note 11)	57,437	—
Other employee future benefits (note 12)	57,929	—
Asset retirement obligations (note 13)	27,120	769
Other non-current liabilities	417	—
Shareholders' equity:
Share capital:
Common shares (note 14(a))	120,138	21,379
Share subscription receivable	—	(250)
Shares to be issued	—	47
Warrants (note 14(b))	35,850	4,433
Warrants to be issued	—	50
Contributed surplus (note 14(c))	3,288	2,096
Equity component of convertible debentures (note 10(a))	—	962
Cumulative translation adjustment	(24)	—
Deficit	(6,486)	(19,685)

	152,766	9,032
Contingencies (notes 13 and 15)
Commitments (notes 17 and 20)
Subsequent events (note 23)

	$642,697	$11,865

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Allen J. Palmiere" "Peter R. Jones"	Director Director

HUDBAY MINERALS INC.
(FORMERLY ONTZINC CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(Restated — note 2)
Sales	$13,327	$—	$—
Expenses:
Operating	14,081	1,501	148
General and administrative	3,934	2,390	564
Stock option compensation	1,193	1,463	—
Depreciation and amortization	1,443	5	2
Accretion	138	34	10
Exploration	1,734	277	487

	22,523	5,670	1,211

Operating loss	(9,196)	(5,670)	(1,211)
Other income	103	8	2
Gain on derivative instruments	78	—	—
Write-off of deferred charges	(620)	—	—
Premium on debenture prepayment (note 10(a))	(761)	—	—
Foreign exchange gain (loss)	1,562	207	(4)
Interest expense	(1,559)	—	—

Loss before income taxes	(10,393)	(5,455)	(1,213)
Income tax recovery (note 16)	473	—	—

Loss for the year	(9,920)	(5,455)	(1,213)
Deficit, beginning of year:
As previously stated	(19,052)	(13,908)	(12,958)
Changes in accounting policies (note 2):
Asset retirement obligations	(43)	(10)	—
Exploration costs	(590)	(312)	(59)

As restated	(19,685)	(14,230)	(13,017)
Realization of equity component of debenture (note 10(a))	1,140	—	—
Reduction of stated capital (note 14(e))	21,979	—	—

Deficit, end of year	$(6,486)	$(19,685)	$(14,230)

Basic and diluted loss per share	$(1.12)	$(1.45)	$(0.53)
Basic and diluted weighted average number of common shares outstanding	8,894,235	3,769,526	2,282,518

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.
(FORMERLY ONTZINC CORPORATION)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(Restated — note 2)
Cash provided by (used in):
Operating activities:
Loss for the year	$(9,920)	$(5,455)	$(1,213)
Items not affecting cash:
Depreciation and amortization	1,227	5	2
Amortization of deferred financing costs	216	—	—
Provision for bad debts	52	711	—
Accretion expense on reclamation liabilities	73	34	10
Accretion of debt component of convertible debentures	638	—	—
Stock option compensation	1,193	1,463	—
Loss (gain) on sale of assets and settlement of liabilities	761	(90)	(10)
Unrealized foreign exchange gain	(2,980)	—	—
Unrealized portion of change in fair value of derivative	(78)	—	—
Future income taxes	(397)	—	—
Other	(286)	—	—
Change in non-cash working capital (note 21)	2,273	(121)	(4)

	(7,228)	(3,453)	(1,215)
Financing activities:
Decrease in loans payable	—	(5)	(196)
Issuance of common shares net of costs	139,484	8,628	—
Proceeds of exercise of stock options	64	—	—
Proceeds on exercise of warrants	117	9	—
Decrease in debenture subscription receivable	2,000	—	—
Issuance of convertible debenture	600	—	—
Repayment of convertible debenture	(2,860)	—	—
Issuance of Senior Secured Notes (note 10(c))	214,112	—	—
Advance from Hudson Bay Mining and Smelting Co., Ltd. prior to acquisition	540	—	—
Deferred financing cost	(9,600)	(165)	(8)
Repayments of obligations under capital leases	(17)	—	—

	344,440	8,467	(204)
Investing activities:
Proceeds received from (additions to) property, plant and equipment	(5,180)	(1,507)	1,186
Additions to environmental deposits	(294)	(1,588)	—
Cash acquired with property acquisitions	—	—	409
Acquisition of Hudson Bay Mining and Smelting Co., Ltd., net of cash acquired (note 3)	(255,610)	—	—
Increase in restricted cash	(13,000)	—	—

	(274,084)	(3,095)	1,595
Foreign exchange loss on cash held in foreign currency	(689)	—	—

Increase in cash and cash equivalents	62,439	1,919	176
Cash and cash equivalents, beginning of year	2,114	195	19

Cash and cash equivalents, end of year	$64,553	$2,114	$195

HUDBAY MINERALS INC.
(FORMERLY ONTZINC CORPORATION)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands of Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Supplementary cash flow information:
Interest paid	$309	$—	$—
Supplemental disclosure of non-cash financing and investing activities:
Issuance of convertible debentures	—	2,000	—
Share subscription receivable	—	250	—
Shares issued in settlement of amounts due to companies related by common directors	—	363	—
Shares issued in settlement of other indebtedness	40	35	—
Shares and warrants issued in connection with the acquisition of Hudson Bay Mining and Smelting Co., Ltd.	13,000	—	—

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.
(FORMERLY ONTZINC CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Canadian dollars, except share and per share data)

Years ended December 31, 2004, 2003 and 2002

HudBay Minerals Inc. (the "Company") changed its name from ONTZINC Corporation by way of Articles of Amendment dated December 21, 2004. The Company is incorporated under the Ontario Business Corporations Act. Prior to December 21, 2004, the Company was engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company were devoted to these business activities. Prior to that date, the Company had not earned significant revenue and was considered to be in the development stage.

On December 21, 2004, the Company completed a public offering of common shares and warrants raising gross proceeds of $143,813 and also completed an offering of U.S.$175,000 Senior Secured Notes. The Company then utilized the proceeds from these financings to complete the acquisition from Anglo American International, S.A. ("Anglo American") of all of the outstanding shares of 152640 Canada Inc., which held all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. ("HBMS"). As a result, the Company's primary business activity is now base metals production with facilities consisting of mines, mills and a metallurgical complex for the extraction of copper and zinc in the Provinces of Manitoba and Saskatchewan.

Also on December 21, 2004, the Company completed a 30 for 1 common share consolidation which has been retroactively reflected as if the common share consolidation had occurred on January 1, 2002. All references to common shares within these consolidated financial statements reflect the consolidation.

1.
SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation:

    These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and are presented in Canadian dollars. These principles conform in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 22.

    These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation.

    The financial position of HBMS as at December 31, 2004 and its results of operations and cash flows from the date of acquisition on December 21, 2004 to December 31, 2004 have been included in these consolidated financial statements. The proportionate share of the assets and liabilities of any joint ventures in which HBMS shares joint control has also been included. Summarized financial information in respect of HBMS is presented in note 10(c).

  (b)
  Use of estimates:

    The preparation of financial statements requires the use of management estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied include ore reserve determinations, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, contingent liabilities, future income tax valuation reserves, asset retirement obligation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts.

  (c)
  Translation of foreign currencies:

    Monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

    The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

  (d)
  Revenue recognition:

    Prior to December 21, 2004, the Company had not earned significant revenue and was considered to be in the development stage.

    Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. A number of the Company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the final determination of metal weights, assay and price are recognized as revenue adjustments as they occur until the price is finalized.

  (e)
  Cash and cash equivalents:

    Cash and short-term investments with a remaining maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

  (f)
  Inventories:

    Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment directly involved with the mining and production process. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventory represent the average cost of the in-process inventory incurred prior to the refining and casting process, plus applicable refining and casting costs.

    Supplies are valued at the lower of cost, replacement and value in use. Cost is determined on an average basis.

  (g)
  Investments:

    Investments include marketable securities recorded at the lower of cost and market.

  (h)
  Property, plant and equipment:

  (i)
  Mineral properties:

      Mineral exploration costs are expensed as incurred. When management's evaluation indicates that the property is capable of economical commercial production, as a result of establishing proven and probable resources, future costs are capitalized as mine development expenditures.

    (ii)
    Mine development expenditures:

      Exploration and development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method. The unit-of-production amortization is based on the related proven and probable tons of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

      Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

      No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Any production revenue prior to commercial production, net of related costs, is offset against the development costs.

    (iii)
    Plant and equipment:

      Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either unit-of-production or straight-line basis. The unit-of-production method is based on proven and probable tons of ore reserves. The assets using the straight-line method are depreciated over the estimated useful lives of the assets, which range from one to 15 years. The Company also includes future estimated residual values in its determination of depreciation.

    (iv)
    Capitalized interest:

      Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

    (v)
    Impairment of long-lived assets:

      The Company reviews and evaluates the carrying value of its operating mines and development properties annually for impairment, or when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. All long-lived assets are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

  (i)
  Pension and other employee future benefits:

    The Company has non-contributory and contributory defined benefit pension plans for its employees. The benefits are based on years of service and final average salary for the salary plan, and flat dollar amount combined with years of service for the hourly. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides ongoing health care benefits to certain pensioners known as "Special Category Members."

    The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company's fiscal year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2003, and the next required valuation required for funding purposes will be performed at December 31, 2004.

    Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plan is 12 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13.7 years.

    The Company also has defined contribution plans providing pension benefits for its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

  (j)
  Financial instruments and commodity contracts:

    The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of long-term debt and current portion of obligations under capital leases approximate their fair value due to their short-term nature. The fair value of long-term debt has been determined using discounted cash flows at current market rates. Derivative financial instruments have been valued at current fair values using quoted market prices or accepted valuation methodologies.

    The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk.

    In management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity and foreign exchange risk, the Company's management elected not to designate some of its price risk management activities as accounting hedges under The Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 13 ("AcG-13"), Hedging Relationships, and, accordingly, account for some of these derivative instruments using the fair value accounting method. Management may evaluate, from time to time, its hedge accounting policies and practices and may elect to designate and document contracts as hedges in the future.

    The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

  (k)
  Stock-based compensation plans:

    The Company's stock-based compensation plan is described in note 14(c). The Company accounts for all stock-based payments using the fair value-based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

    Prior to January 1, 2003, the Company did not recognize any compensation cost when options were issued. Any consideration paid on the exercise of options was recorded as share capital. All stock options issued in 2002 were related to the acquisition of the Gay's River property and have been capitalized as such.

  (l)
  Income taxes:

    The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

  (m)
  Flow-through shares:

    The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers.

  (n)
  Loss per share:

    Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted loss per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

2.
CHANGES IN ACCOUNTING POLICIES

(a)
Asset retirement obligations:

    Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations ("Section 3110"), of the CICA Handbook on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

    These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the consolidated statements of operations over the life of the mine. The Company has recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, the Company will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

    The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the consolidated statements of operations and deficit based on application of an interest component to the existing liability.

    The prior period financial statements have been restated retroactively for this change in accounting policy. The adoption of this standard had no impact on the opening balance sheet at January 1, 2002. The effect on the loss in 2003 was an increase of $34 ($0.01 per share). The effect on the loss in 2002 was an increase of $10 (nil per share).

  (b)
  Exploration costs:

    The Company changed its accounting policy for exploration expenditures effective January 1, 2004. The change in the accounting policy is to only capitalize those exploration costs when management's evaluation indicates that the property is capable of economical commercial production. This policy change has been applied retroactively with restatement of prior periods. This policy change had the following impact on the opening balance sheet at January 1, 2002: decreased property, plant and equipment by $59 and increased deficit by $59. The effect on the loss in 2003 was an increase of $277 ($0.07 per share). The effect on the loss in 2002 was an increase of $254 ($0.11 per share).

3.
ACQUISITION OF HUDSON BAY MINING AND SMELTING CO., LTD.

  On December 21, 2004, the Company acquired all of the outstanding common shares of HBMS for total purchase consideration of $315,790, plus $4,324 of corporate transaction costs. The total purchase consideration of $315,790 was satisfied by cash of $302,790 and by the issuance to Anglo of 5,777,777 common shares and 86,666,667 share purchase warrants, where every 30 share purchase warrants are exercisable for one common share at an exercise price of $3.15 per common share. The value of the common share consideration of $11,700 has been determined based on the average of the closing price of the Company's common shares for the two days before and after the date of announcement of the transaction on October 7, 2004. The value of the warrant consideration of $1,300 has been based on a similar method to the valuation of the warrants issued in the public offering as described in note 14(b). The acquisition has been accounted for by the purchase method and the result of operations and cash flows have been included within these consolidated financial statements from December 21, 2004.

  The following table summarizes the preliminary allocation of the purchase consideration based on management's current best estimate of the fair value of the assets and liabilities acquired on the date of acquisition:

Current assets (including cash of $51,504)	$229,601
Investments (note 5)	463
Property, plant and equipment (note 6)	349,358
Intangible assets (note 7)	552
Current liabilities	(72,665)
Debt obligations (note 10)	(15,179)
Pensions and post-retirement benefit obligations (notes 11 and 12)	(130,353)
Asset retirement obligations (note 13)	(26,213)
Obligations under capital leases (note 9)	(15,074)
Other non-current liabilities	(376)

$320,114

  Management expects to obtain additional information in 2005, including independent valuations, that may require additional adjustments to amounts shown above for property, plant and equipment, intangible assets and asset retirement obligations, and these potential adjustments may be material.

4.
INVENTORIES

	2004	2003
Work in process	$72,061	$—
Finished goods	14,639	—
Material and supplies	13,582	—

	$100,282	$—

5.
INVESTMENTS

	2004	2003
Marketable securities, which approximates market value	$463	$—
6.
PROPERTY, PLANT AND EQUIPMENT

2004	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$203,705	$418	$203,287
Mine development	156,189	814	155,375

	$359,894	$1,232	$358,662

2003	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$5,358	$7	$5,351

  Included in the property, plant and equipment are the following:

	2004	2003
Property, plant and equipment under construction or development	$6,753	$—

Equipment under capital leases:
Cost	$15,521	$—
Less accumulated depreciation	39	—

	$15,482	$—

Amortization expense related to equipment under capital leases	$39	$—

7.
INTANGIBLE ASSETS

  Intangible assets include zinc process licensing agreements and are amortized over the estimated life of the zinc plant facility, being 13 years.

	Cost	Accumulated depreciation and amortization	Net book value
Zinc process licencing agreements	$552	$—	$552
8.
ENVIRONMENTAL DEPOSITS

  The Company has deposited various amounts with government agencies in the Province of Nova Scotia, Canada and in New York State, United States, in connection with the acquisitions of the Gay's River and Balmat mine properties.

9.
OBLIGATIONS UNDER CAPITAL LEASES

  The Company has entered into capital lease obligations for equipment.

	2004	2003
Lease obligations	$15,057	$—
Less current portion of obligations	3,338	—

	$11,719	$—

  The following represents the minimum lease payments for equipment used in operations for the next five years:

2005	$4,076
2006	4,053
2007	4,046
2008	3,357
2009	1,335

16,867
Less imputed interest	1,810

$15,057

  The interest rate averages 5.4% and is fixed for the term of the leases that expire in 2007, 2008 and 2009.

10.
LONG-TERM DEBT

	2004	2003
Convertible debentures (a)	$—	$1,039
Province of Manitoba (b)	15,179	—
Senior Secured Notes (c)	210,350	—

	225,529	1,039
Less current portion of long-term debt	2,000	—

	$223,529	$1,039

  (a)
  Convertible debentures:

    On December 19, 2003, the Company completed a private placement of $2,000 principal amount of secured convertible debentures. The proceeds were received in January 2004. In January 2004, an additional $600 of secured convertible debentures were issued. The debentures were to mature on December 19, 2005 and bore interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placement were received in January 2004. Commissions and legal costs of $216 (2003 — $165) were incurred on the placement of the debentures and were recorded as deferred financing costs. Up to December 23, 2004, the deferred financing costs were being amortized over the life of the debenture, being two years.

    The debentures were repaid in the amount of $2,860 on December 23, 2004. After application of a Black-Scholes model to value the holder conversion option at that date, it was determined that $2,743 of the repayment amount related to the extinguishment of the liability. At December 23, 2004, the balance sheet liability in respect of the debentures, representing the fair value at date of issuance plus accretion to date of repayment, was $1,982. The difference of $761 has been recorded as debt settlement expense.

    At December 23, 2004, the equity component of the debentures, representing the fair value of the holder conversion option at date of issuance, was $1,250. The difference between this and the fair value of the holder conversion option, or $110 as at December 23, 2004, has been credited to retained earnings and the carrying value of the equity component has been eliminated.

    Interest expense amounted to $941 for 2004 (2003 — nil).

    The unamortized amount of deferred financing costs relating to the debentures at December 23, 2004 of $108 has been written off as a component of financing costs for the year.

  (b)
  Province of Manitoba:

    The interest-free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and is due in instalments of $2 million on June 14, 2005, $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. As at December 21, the fair value of the loan was determined using the net present value of the interest-free component of the loan, assuming a discount rate of 6%.

  (c)
  Senior Secured Notes:

    On December 21, 2004, a subsidiary of the Company issued U.S. $175,000 Senior Secured Notes ("Notes") bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes will mature on January 15, 2012. Subsequent to the issuance of the Notes, the subsidiary which issued the Notes amalgamated with HBMS. Financing costs amounting to $9,600 were incurred in connection with the issuance of the Notes and will be amortized into income on a straight-line basis over the term of the Notes.

    HBMS may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to January 15, 2008 with the net proceeds from certain equity offerings at a price equal to 109.625% of the principal amount of the Notes plus accrued and unpaid interest. After January 15, 2009, HBMS may redeem some or all of the Notes at the redemption prices of 104.813% in 2009, 102.406% in 2010 and 100% thereafter. In addition, if HBMS undergoes a change of control or if it sells certain of its assets, it may be required to offer to purchase the Notes at specified redemption prices. HBMS also has the right to redeem all of the Notes if at any time Canadian law changes to require it to withhold taxes from payments on the Notes.

    The Notes are HBMS's senior obligations and will rank equally in right of payment with all of its existing and future senior indebtedness and rank senior to all of its existing and future subordinated indebtedness. The Notes are guaranteed on a senior basis by the Company's subsidiary, Hudson Bay Exploration and Development Company Limited, and will be guaranteed by any future domestic restricted subsidiaries. Subsequent to December 31, 2004, the Notes are also guaranteed by the Company. The Company's guarantee of the Notes will terminate on the date upon which it owns less than a majority of the voting shares of HBMS. The Notes and the subsidiary guarantee are secured by first priority liens on HBMS's real property, mineral claims and leases in the Provinces of Manitoba and Saskatchewan and second priority liens on HBMS's and the subsidiary guarantor's accounts receivable and inventories, which may be used to secure, on a first-priority basis, HBMS's obligations under any future credit facility.

    The Company's interest expense on the Notes and weighted average interest rate is as follows:

Interest expense	$608
Weighted average interest rate	9.625%

    Summarized financial information for HBMS as at December 31, 2004 and for the period ended December 31, 2004 is as follows:

Assets
Current assets	$239,846
Due from Hudbay Minerals Inc.	210,350
Non-current assets	375,664

$825,860

Liabilities and Shareholder's Equity
Current liabilities	$93,046
Due to Hudbay Minerals Inc.	22,059
Other long-term liabilities	168,444
Debt obligations	223,529
Shareholder's equity	318,782

$825,860

Sales	$13,327
Operating and other expenses	(14,239)
Other income	57
Gain on derivative instruments	78
Interest expense	(608)
Income taxes	76

Loss for the ten day period ended December 31, 2004	$1,309

11.
PENSION OBLIGATION

  Prior to December 21, 2004, the Company did not sponsor any pension plans. HBMS maintains several non-contributory and contributory defined benefit pension plans for its employees.

  The Company uses a December 31 measurement date for all of its plans. For the Company's significant plans, the most recent actuarial valuations filed for funding purposes were performed as at December 31, 2003. For these plans, the next actuarial valuation required for funding purposes will be performed at December 31, 2004.

  Information about the Company's non-contributory and contributory defined benefit plan is as follows:

Obligations and funded status:
Change in pension obligation:
Obligation, at December 21, 2004	$217,432
Service cost	607
Interest cost	345
Benefits paid	(572)

Obligation, at December 31, 2004	217,812
Change in pension plan assets:
Fair value of plan assets, at December 21, 2004	146,942
Actual return on plan assets	283
Employer contributions	1,072
Benefits paid	(572)

Fair value of plan assets, at December 31, 2004	147,725

Pension obligation, at December 31, 2004	$(70,087)

  As a result of the closure of the Ruttan mine, the Company plans to settle its obligations under the pension plans for the former employees of the Ruttan mine through the purchase of insurance contracts by which the insurer assumes all of the Company's risks and obligations under the plans. Finalization of the settlements will occur in the future.

  Pension expense includes the following components:

Service cost	$607
Interest cost	345
Expected return on plan assets	(283)

669
Defined contribution pension	5

$674

  (a)
  Additional information:

    The weighted average assumptions used in the determination of the accrued benefit expense and obligations were as follows:

Discount rate	5.8%
Expected return on plan assets	7.0%
Rate of compensation increase	4.7%

    The Company's pension cost is materially affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

    The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

    Establishing the expected future rate of return on pension assets is a judgmental matter. The Company considers the following factors in determining this assumption:

    (i)
    Duration of pension plan liabilities; and

    (ii)
    Types of investment classes in which the plan assets are invested and the expected compound return on those investment classes.

  (b)
  Plan assets:

    The pension plan weighted average asset allocations, by asset category, are as follows:

Equity securities	59%
Debt securities	41%

100%

    The target asset allocation is as follows:

Equity securities	57%
Debt securities	43%

100%

    The Company's primary quantitative investment objective is to maximize the long-term real rate of return, subject to an acceptable degree of investment risk. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

    With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that are in excess of that which could be realized with passively managed investments. Although the actual composition of the invested funds will vary from the prescribed investment mix, the investment managers have a responsibility to bring items back to the appropriate mix.

  (c)
  Expected cash flows:

    Expected employer contributions (or benefit payments in respect of the supplementary plan) and expected benefit payments for fiscal year ending December 31, 2005 amount to $12,650 and $9,031, respectively.

12.
OTHER EMPLOYEE FUTURE BENEFITS

  Prior to December 21, 2004, the Company did not sponsor any post-employment benefit plans. HBMS sponsors several such plans and uses a December 31 measurement date. Information about the Company's post-retirement and other post-employment benefits is as follows:

Obligations and funded status:
Change in other employee future benefits:
Obligation, at December 21, 2004	$59,870
Service cost	22
Interest cost	104
Benefits paid	(55)

Obligation, at December 31, 2004	$59,941

  Other employee future benefits expense includes the following components:

Service cost	$22
Interest cost	104

Other employee future benefit expense	$126

  (a)
  Additional information:

    The weighted average assumptions used in the determination of other employee future benefits expense and obligations are as follows:

Discount rate	6.0%
Weighted average health care trend rate	4.6%

    The health care cost trend rate used in measuring other employee future benefits was assumed to begin at 9.2% in 2005, gradually declining to 4.6% by 2015 and remaining at those levels thereafter.

    If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

Accumulated post-retirement benefit obligation	$12,558
Aggregate of service and interest cost	38

    If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

Accumulated post-retirement benefit obligation	$9,749
Aggregate of service and interest cost	28
  (b)
  Expected cash flow:

    Expected employer contributions and expected benefit payments for fiscal year ending December 31, 2005 amount to $2,012 and $2,012, respectively.

13.
ASSET RETIREMENT OBLIGATIONS

  The following additional disclosure is provided concerning the Company's asset retirement obligation. The Company's asset retirement obligations relate to the final reclamation and closure of currently operating mines, mines under care and maintenance, and closed properties.

	2004	2003
Balance, beginning of year	$769	$248
Liability in respect of mineral property acquired	—	487
Liability assumed through acquisition of HBMS	26,213	—
Accretion expense	138	34

Balance, end of year	$27,120	$769

  Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $53.9 million. A credit adjusted risk-free rate of 9.625% has been utilized to determine the obligation recorded in the consolidated balance sheets. Management anticipates that such obligations will substantially be settled at or near the closure of the mining and processing facilities. The current mine plan based on known reserves and resources extends to 2018.

  In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

  The Company is undertaking an independent review of its asset retirement obligations assumed through its acquisition of HBMS as described in note 3, with additional information to be made available during 2005. Should estimates change, the purchase price allocation would be changed at that time.

14.
SHARE CAPITAL

(a)
Common shares:

    Authorized:

      Unlimited common shares

    Issued:

	2004		2003
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	5,661,592	$21,379	2,955,666	$16,626
Issued for debt	5,334	40	112,423	398
Issued on private placements, net	2,382,466	7,817	2,581,837	9,666
Issued pursuant to public offering	69,694,778	156,813	—	—
Cancellation of repurchase shares	(340,000)	(336)	—	—
Exercise of warrants	28,030	160	11,666	52
Exercise of options	19,334	64	—	—
Value attributed to warrants issued	—	(29,465)	—	(4,484)
Tax effect of flow-through shares	—	(397)	—	—
Share issue costs	—	(13,958)	—	(879)
Elimination of fractional shares	(906)	—	—	—
Stated capital reduction	—	(21,979)	—	—

Balance, end of year	77,450,628	$120,138	5,661,592	$21,379

    On December 21, 2004, the Company completed an offering of 63,917,000 subscription receipts at a price of $2.25 per subscription receipt pursuant to a final prospectus dated December 14, 2004, for gross proceeds of $143,813. Net proceeds of the issuance were approximately $133,005. Each subscription receipt entitled the holder to receive one common share and 15 common share purchase warrants. Every 30 common share purchase warrants entitles the holder thereof to acquire one common share for a period of 5 years from the date of issuance, exercisable at a price of $3.15 per share. The gross proceeds of $2.25 per subscription receipt was allocated on the basis of $2.025 as to each common share and $0.225 as to each one-half of one share purchase warrant.

    In connection with the offering, the agents for the offering were issued broker warrants to acquire 3,835,020 common shares at a price equal to 115% of the offering price of the subscription receipts, or $2.589 per warrant, for a period of 24 months to December 21, 2006.

    Under the terms of the agreement for the acquisition of HBMS from Anglo American on December 21, 2004, the Company issued to Anglo American 5,777,778 common shares and 86,666,667 warrants for consideration of $13,000.

    On December 21, 2004, the Company completed a 30 for 1 common share consolidation which has been retroactively reflected as if the share consolidation had occurred on January 1, 2002 and is reflected in the following disclosures. The warrants outstanding at the time of the share consolidation were not consolidated.

  (i)
  In addition, the Company completed the following private placements during 2004:

  (a)
  In September 2004, 1,105,666 units at a price of $1.50 per unit for gross proceeds of $1,726. Each unit consists of one common share and 15 common share purchase warrants. Each 30 common share purchase warrants entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $1.80 per share.

      In addition, the broker was issued 3,452,000 broker warrants, with each 30 broker warrants exercisable at a price of $1.50 per share for a period of two years from the closing date and paid a commission of $117. An over-allotment option was provided to the broker to purchase up to 15% of the number of broker units issued at closing at the issue price of $2.70 at any time prior to November 30, 2004. On November 30, 2004, the broker exercised its over-allotment option and purchased an additional 172,600 units at a price of $2.70 per unit. Upon exercise of the over-allotment option, the broker was issued an additional 517,800 broker warrants, with each 30 broker warrants exercisable at a price of $2.70 per unit. Each broker unit is comprised of one common share and 15 broker common share purchase warrants. Every 30 broker common share purchase warrants is exercisable for one common share at an exercise price of $3.60 for a period of two years from the date of issue.

      The former Chairman and Chief Executive Officer of the Company and the former Corporate Secretary purchased 333,333 and 6,667 of these units, respectively. Subsequent to September 30, 2004, the Company and these officers agreed to unwind these transactions, so that the securities comprising the units have been returned to the Company and the Company has returned the purchase price paid for the units.

    (b)
    In June 2004, 1,036,920 units at a price of $5.40 per unit for gross proceeds of $5,599. Each unit consists of one common share and 15 common share purchase warrants. Every 30 warrants entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $6.00 per share. Certain former officers and directors of the Company purchased an aggregate of 795,986 of these units.

  (ii)
  The Company completed the following private placements during 2003:

  (a)
  In May 2003, 233,333 units at a price of $3.00 per unit for gross proceeds of $700. Each unit consists of one common share and 30 common share purchase warrants. Every 30 warrants can be exercised to purchase one common share for a price of $3.90 for a period of 24 months from the date of closing.

  (b)
  In June 2003, 164,355 units at a price of $3.00 per unit for gross proceeds of $493. Each unit consists of one common share and 30 common share purchase warrants. Every 30 warrants entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $3.90 per share.

  (c)
  In September 2003, 909,091 units at a price of $3.30 per unit for gross proceeds of $3,000. Each unit consists of one common share and 30 common share purchase warrants. Every 30 warrants entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $4.20 per share.

  (d)
  In October 2003, 1,125,613 units at a price of U.S. $3.00 per unit for gross proceeds of $4,273 (U.S. $3,377). Each unit consists of one common share and 30 common share purchase warrants, every 30 warrants entitling the holder to acquire one common share for a period of two years from the date of issuance exercisable at a price of U.S. $3.60 per share. Of the 1,125,613 units subscribed, 25,613 were issued to the subscriber after December 31, 2003. The related value of these units has been classified as shares to be issued and warrants to be issued.

  (e)
  In November 2003, 39,444 common shares at a price of U.S. $4.50 per share for gross proceeds of $230 (U.S. $178).

  (f)
  In December 2003, 135,613 units at a price of $7.50 per unit for gross proceeds of $1,017. Each unit consists of one flow-through common share and 15 share purchase warrants. Every 30 warrants entitles the holder to acquire one flow-through common share for a period of two years from the date of issuance exercisable at a price of $9.00 per share. In addition, 406,840 warrants valued at $55 and every 30 warrants exercisable at a price of $7.50 per share were issued to brokers and have been accounted for as issue costs.

      The tax benefit to be renounced to the holders of the flow-through common shares was charged to capital stock when the renouncement was made in 2004.

      In 2003, the Company settled $363 of related party debts through the issuance of 100,756 common shares and $35 of other amounts payable through the issuance of 11,667 units of the Company, each unit being one common share and 30 common share purchase warrants, every 30 warrants exercisable at a price of $3.90 per share for two years from the date of closing. In addition, the Company issued 250,000 warrants, every 30 warrants exercisable at a price of $3.00 per share for two years in settlement of a debt to a supplier.

  (b)
  Warrants:

	Number	Amount
Warrants outstanding, January 1, 2003	—	$—
Issued on private placements	75,244,424	4,451
Exercised	(350,000)	(18)

Warrants outstanding, December 31, 2003	74,894,424	4,433
Issued on private placements	40,140,997	2,380
Issued pursuant to public offering	1,045,421,667	27,181
Issued to agents for public offering	115,050,600	2,078
Warrants repurchased	(5,100,000)	(173)
Exercised	(840,909)	(43)
Cancelled	(88,456)	(6)

Warrants outstanding, December 31, 2004	1,269,478,323	$35,850

    Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at December 31, 2004 are as follows:

Warrants outstanding	Exercise price	Expiry date
350,000	$0.13	February 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,086,544	0.13	August 25, 2005
250,000	0.10	October 3, 2005
26,431,825	0.14	September 8 - 23, 2005
33,000,000	U.S. 0.12	October 9 - 21, 2005
768,400	U.S. 0.12	January 13, 2006
1,984,200	0.30	December 23 - 31, 2005
406,840	0.25	December 30, 2005
15,553,797	0.20	March 31, 2006
12,160,000	0.06	September 28, 2006
3,452,000	0.05	September 28, 2006
2,589,000	0.12	November 30, 2006
517,800	0.09	November 30, 2006
1,045,421,667	0.105	December 21, 2009
115,050,600	0.086	December 21, 2006

1,269,478,323

    For purposes of valuation, the fair value of warrants issued prior to December 21, 2004 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100% for the year ended December 31, 2003 and 125% for the year ended December 31, 2004; risk-free interest rate of 4.5%; and an expected life of two years.

    The fair value of the listed warrants and the broker warrants issued on December 21, 2004 was estimated on the date of issuance using the Black-Scholes option model with the following assumptions: dividend yield of 0%; expected volatility of 40%; risk-free interest rate of 4.25%; and an expected life of five and two years, respectively.

  (c)
  Stock option plan:

    Under the Company's stock option plan, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years. The options vest immediately and the option price may not be less than the market price of the shares at the time the option is granted. The maximum number of shares that may be issued to any optionee is 5% of the shares outstanding at the time of the grant.

	2004		2003		2002
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance, beginning of year	550,000	$5.08	142,500	$5.89	70,833	$5.54
Cancelled	(334,167)	4.80	—	—	(13,333)	4.50
Expired	—	—	—	—	(24,167)	7.50
Granted	466,667	3.60	407,500	4.80	109,167	6.30
Exercised	(19,333)	3.30	—	—	—	—

Outstanding, end of year	663,167	3.60	550,000	5.08	142,500	5.89

    On July 5, 2004, the Company repriced an aggregate of 85,833 previously granted options to $3.00. The options were previously exercisable at prices ranging from $3.30 to $7.20 per share with expiry dates from June 13, 2006 to November 27, 2008.

    The following table summarizes the options outstanding at December 31, 2004:

Number of options outstanding and currently exercisable	Exercise price	Weighted average remaining contractual life (years)
116,500	$3.30	3.4
30,000	4.50	1.4
30,833	7.50	2.4
85,833	3.00	3.6
266,667	3.60	4.6
133,334	4.80	4.9

663,167

    The fair value of the options granted during 2003 and 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100% for the year ended December 31, 2003 and 125% for the year ended December 31, 2004; and a weighted average expected life of these options of 4.0 years.

    Stock-based compensation amounted to $1,192 and $1,463 for the years ended December 31, 2004 and 2003, respectively. In 2002, all options granted were in connection with the acquisition of a property and have been capitalized as such.

  (d)
  Loss per share:

    As a result of net losses in each of the years, the potential effect of exercising stock options, warrants and convertible debentures has not been included in the calculation of diluted loss per share because to do so would be anti-dilutive.

  (e)
  Stated capital reduction:

    On December 8, 2004, a special resolution was passed by the Company's shareholders to eliminate the deficit of the Company at June 30, 2004 by reducing the stated capital by $21,979. This deficit was accumulated in connection with the Company's historical operations and does not relate to the Company's current business mandate.

15.
CONTINGENCIES

  The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Since the outcome is uncertain, no amount has been recorded in these consolidated financial statements.

  The significant claims and litigation matters are as follows:

  (a)
  Statements of claim were filed against Saskatchewan Power Corporation ("SaskPower"), the Company and Churchill River Power Company Limited ("CRP") on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan which were transferred by CRP, formerly a wholly owned subsidiary of the Company, to SaskPower in 1981. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the consolidated financial position.

  (b)
  In May 2004, a number of plaintiffs initiated an action, in the State of North Carolina, against Zochem, Considar Metal Marketing Inc. ("CMM") and a number of other defendants seeking damages in an unspecified amount and alleging that they had been injured as a result of an explosion that occurred at a pharmaceutical plant. The plaintiffs have alleged that Zochem and/or CMM designed, manufactured, sold and supplied chemicals used in the manufacture of a rubber compound that were dangerous, defective and susceptible to causing explosions. HBMS has retained legal counsel in North Carolina and cannot currently assess its potential liability in relation to this claim.

  (c)
  On April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages, including against Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. The claim alleges a breach of confidence and claims damages as a result of such breach. The defendants have retained counsel to defend the claim and liability is denied. The likelihood of success of the claim cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claim will not be material to the consolidated financial position.

16.
INCOME TAXES

  Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2004	2003	2002
Statutory tax rate	38%	40%	40%

Tax benefit at statutory rate	$(3,921)	$(2,202)	$(485)
Resource and depletion allowance, net of resource tax recovery	(18)	—	—
Benefit of current tax losses not recognized	3,205	1,632	485
Benefit of other timing differences not recognized	405	—	—
Other permanent differences	329	570	—
Reduction in valuation allowance	(473)	—	—

	$(473)	$—	$—

  The tax recovery consists largely of a reduction of the valuation allowance arising from the renunciation of the income tax benefits associated with a flow-through share issuance in December 2003.

  The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2004 and 2003 are presented below:

	2004	2003
Property, plant and equipment	$265,675	$1,633
Pension obligation	26,016	—
Other employee future benefits	22,405	—
Asset retirement obligations	9,184	—
Non-capital losses	58,252	3,108
Share issue costs	3,744	312
Other	—	131

	385,276	5,184
Less valuation allowance	372,376	5,184

Net future tax asset	$12,900	$—

  The non-capital losses on a pretax basis expire as follows:

2005	$404
2006	282
2007	279
2008	39,515
2009	82,141
2010	29,921
2011	4,402

  The tax benefit of approximately $113.7 million of the non-capital losses has not been recognized in the financial statements.

17.
RISK MANAGEMENT USING FINANCIAL INSTRUMENTS

(a)
Foreign currency risk management:

    The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency-denominated assets and liabilities and future anticipated transactions.

    The Company paid U.S. $1.2 million to purchase an option giving it the right, but not the obligation, to pay an additional U.S. $2.9 million to purchase U.S. dollar put options. The put options secure the right, but not the obligation, to sell U.S. $4.375 million per quarter at $1.20482 starting in April 2005 and continuing to January 2009. The fair value at December 31, 2004 approximates its carrying value as its carrying value was adjusted to fair value on December 31, 2004.

  (b)
  Credit risk:

    The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. Substantially all of the Company's accounts receivable are with CMM, a joint venture.

    The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

  (c)
  Commodity price risk management:

    From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

    Through its joint venture interest in CMM, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. At December 31, 2004, the joint venture had outstanding forward contracts to purchase 31,091 tonnes of zinc at prices ranging from U.S. $814 to U.S. $1,241 per tonne with settlement dates in the next three years. The fair value at December 31, 2004 approximates its carrying value as its carrying value was adjusted to fair value on December 21, 2004.

18.
RELATED PARTY INFORMATION

(a)
In order to close the acquisition of the Balmat mine, the Company received financial assistance from Frame Mining Company ("Framco"), a company controlled by a former officer and director of the Company. Framco advanced U.S. $1 million to the Company in order for the Company to assume an environmental bond. In addition, Framco agreed to provide security on a proposed U.S. $4 million project loan to the Company. As security for these debts, the Company agreed to pledge a 51% interest in the Company. Under the terms of the agreement, 26% of the ownership interest held as security was released to the Company subsequent to the repayment of the U.S. $1 million advanced by Framco and an additional payment of U.S. $200. The remaining 25% ownership interest was released upon the final repayment of U.S. $800 to Framco. The amounts paid to Framco have been included in the acquisition cost of the Balmat mine.

(b)
During 2003, two individuals who were former officers of the Company, advanced $110 to the Company for operating purposes. The advances were repaid through the issuance of 36,667 of the units issued in May 2003.

(c)
During the years ended December 31, 2004 and 2003, the Company paid $2,317 and $428, respectively, to two law firms which were associated with two individuals who were former directors of the Company at the time. The payments in 2004 were substantially in respect of services in connection with the acquisition of HBMS and the related financings.

(d)
In June 2004, certain individuals who were former officers and directors of the Company at the time purchased an aggregate of 795,986 units in connection with a private placement completed by the Company (note 14(a)(i)(b)).

(e)
In September 2004, the former Chairman of the Company acquired 333,333 units and the then corporate secretary acquired 6,667 units in connection with a private placement completed by the Company (note 14(a)(i)(a)). In December 2004, these transactions were reversed.

19.
INVESTMENT IN JOINT VENTURES

  Considar Metal Marketing SA ("CMMSA"), an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a joint venture in which the Company holds a 50% interest. The joint venture, together with its wholly owned subsidiary, CMM, carries on the business of providing metal marketing to customers in various metal-related industries.

  The following is a summary of the Company's 50% pro rata share of the book value of the assets, liabilities, revenue and expenses of the CMMSA joint venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to intercompany eliminations.

Assets
Current assets	$52,535
Unrealized fair value derivative	772
Property, plant and equipment	112

Liabilities
Current liabilities	$49,264
Future income taxes payable	1,290

Sales	$6,898
Costs and expenses:
Operating, general and administrative	7,053
Depreciation and amortization	2
Gain on derivative instruments	(78)

6,977

Loss before income taxes	$(79)

Cash flows:
Operating activities	$106
Investing activities	(5)

20.
COMMITMENTS

(a)
Operating lease commitments:

    The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:

2005	$3,469
2006	2,424
2007	549
2008	12

    Through its joint venture interest in CMMSA, as at December 31, 2004, the Company has various lease commitments for facilities and equipment which expire in periods ranging from one to eight years. The aggregate remaining minimum annual lease payments, representing 100% of CMMSA's commitment, required for the next five years are as follows:

2005	$212
2006	223
2007	218
2008	216
2009 and thereafter	503

    The Company has recorded operating lease expense of $94.

  (b)
  Buy-sell commitments:

    The Company has entered into a commitment to deliver 85,000 tonnes of copper anodes for refining during the next year, with the option to extend for an additional year, each year. In the event that the

    Company is unable to meet the terms of the contract, it would be required to make a payment of U.S. $0.04 per pound of copper anode not delivered.

    The Company has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually from 2005 to 2008.

    Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the deemed tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

    The Company has a commitment to purchase 40,000 DMT per year of copper concentrate through 2008. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a treatment, refining and freight credit. Management intends to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If the Company cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage.

    The Company relies partly on processing purchased concentrates to achieve a portion of profits. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

  (c)
  Other commitments and agreements

  (i)
  The Company has provided housing loss guarantees for employees who were required to move out of Company-owned housing due to demolition. As of December 31, 2004, management believes the market value of the new homes purchased exceeds the related guarantee amounts.

  (ii)
  Under a Purchase and Sale Agreement made between CMM, Considar WP Acquisition Corp. ("Considar WP") and White Pine Copper Refinery Inc. ("White Pine"), dated June 4, 2000 and amended on May 16, 2001, CMM has a right to acquire all of the issued and outstanding shares of White Pine from Considar WP by giving notice to Considar WP at certain dates in 2004, 2005 or 2006. In addition, Considar WP has the right to require that CMM purchase such shares by giving notice to CMM in September 2005.

      CMM is a wholly owned subsidiary of CMMSA. HBMS and Considar, Inc. ("Considar") are the holders of all of the issued and outstanding shares of CMMSA. Pursuant to a letter agreement between HBMS and Considar, dated June 4, 2000, if HBMS and Considar cannot agree on some alternate form of financing for the acquisition of the shares of White Pine by CMM, each of HBMS and Considar has agreed to make available to CMM sufficient funds to pay one-half of the purchase price of U.S. $13 million for such shares and for all other amounts payable by CMM under the Purchase and Sale Agreement at and after the closing of the transaction.

    (iii)
    On the majority of the Callinan/777 mine, the Company is subject to a royalty payment of $0.25 per ton of ore milled and a net profits interest of 6 2/3% of the net proceeds of production if cumulative and aggregate cash flow for the year is positive. To date, the aggregate cash flow has been negative.

    (iv)
    HBMS has a profit-sharing plan, whereby 10% of the Company's after-tax earnings (excluding provisions for future income tax) calculated in accordance with U.K. generally accepted accounting principles for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

    (v)
    The Company entered into a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of its reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, the

      Company has granted to the Province of Saskatchewan a first priority security interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. In addition, the Company has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of its reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, the Company has granted to the Province of Manitoba a first priority security interest in its mining equipment, buildings and fixtures owned by the Company and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. The security interests granted to the Provinces of Saskatchewan and Manitoba rank pari passu.

      The Company has commenced a study of reclamation costs, to a level of confidence greater than that of the existing conceptual study, to more accurately determine the estimated reclamation costs. The study is expected to be completed during 2005.

      The Company believes its current reclamation cost estimate of approximately $51.6 million, for the HBMS properties, is adequate and is sufficiently secured by the existing security. However, the Company has provided additional security to the provinces in the form of restricted cash in the amount of $13 million during the period of preparation of the study. Upon completion of the study, the appropriate security will be determined by the provinces.

    (vi)
    In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. Management estimates that there are no significant liabilities with respect to these indemnification guarantees.

    (vii)
    The Company has outstanding letters of credit in the amount of $22.8 million that are secured by an equal amount of restricted cash.

21.
CHANGE IN NON-CASH WORKING CAPITAL

	2004	2003	2002
Accounts receivable	$(8,285)	$—	$(153)
Inventories	(11,843)	—	—
Accounts payable and accrued liabilities	17,565	442	222
Prepaid expenses and other assets	4,328	(563)	(73)
Interest payable	508	—	—

	$2,273	$(121)	$(4)

22.
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP.

  If U.S. GAAP were employed, the net loss for the years would be adjusted as follows:

	2004	2003	2002
Loss for the year based on Canadian GAAP	$(9,920)	$(5,455)	$(1,213)
Impact on loss of U.S. GAAP adjustments:
Depreciation and amortization (a)	(142)	—	—
Accretion of convertible debentures (b)	632	—	—
Debt settlement expense (b)	508	—	—
SFAS 143 cumulative adjustment (d)	—	(10)	10

Loss for the year under U.S. GAAP	$(8,922)	$(5,465)	$(1,203)

Basic and diluted loss per share under U.S. GAAP, before cumulative impact of change in accounting policy	$(1.00)	$(1.45)	$(0.53)

Basic and diluted loss per share under U.S. GAAP	$(1.00)	$(1.45)	$(0.53)

  The following summarizes the Company's adjusted consolidated balance captions conforming to U.S. GAAP:

	2004	2003
Assets:
Property, plant and equipment (a)	$368,120	$5
Liabilities:
Convertible debentures (b)	—	2,000
Shareholder's deficiency:
Common shares	154,936	21,379
Deficit	(28,607)	(19,685)
Currency translation adjustment	—	—
Accumulated other comprehensive loss	(24)	—
Equity component of convertible debenture	—	—
  (a)
  Depreciation and amortization:

    Under Canadian GAAP, amortization of mine development costs using the units of production method is calculated using historical costs plus estimated future underground development costs required to access proven and probable reserves. For U.S. GAAP purposes, amortization of mine development costs is calculated using historical capitalized costs incurred. Mine development costs which benefit the entire mine life are amortized over proven and probable reserves and the remainder of the mine development costs are amortized over the currently accessible proven and probable reserves to which these costs relate.

  (b)
  Convertible debentures:

    Under Canadian GAAP, the Company accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the consolidated financial statements in their liability and equity component parts. The debt component is accreted over the life of the debt by way of a charge to interest expense. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt and interest is based on the coupon rate of 12%.

    Under Canadian GAAP, the premium on redemption is calculated by reference to the carrying value of the debt component only and the residual equity component is credited to shareholders' equity. Under U.S. GAAP, the premium on redemption is calculated by reference to the entire face value of the debentures.

  (c)
  Flow-through shares:

    Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference. Since the Company did not receive any premium over the market value of the shares at the time of the issuance, the premium amounted to nil for the flow-through shares issued in December 2003 (note 14(a)(ii)(f)).

  (d)
  Asset retirement obligations:

    Under U.S. GAAP, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations, on January 1, 2003. Under Canadian GAAP, the Company adopted Section 3110, Asset Retirement Obligations, on January 1, 2004, which is consistent with SFAS 143. The Company retroactively adjusted their financial statements to reflect the adoption of Section 3110.

  (e)
  Stated capital reduction:

    Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2004, is not permitted by U.S. GAAP and would result in an increase in both share capital and deficit of $21,979 at December 31, 2004.

  (f)
  Comprehensive income:

    Comprehensive income is recognized and measured under U.S. GAAP pursuant to SFAS 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and OCI. OCI refers to amounts that are recorded as an element of shareholders' equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. The following is a summary of the Company's comprehensive income as measured under SFAS 130:

	2004	2003	2002
Loss under U.S. GAAP	$(8,922)	$(5,465)	$(1,203)
Other comprehensive income (loss):
Change in cumulative translation adjustments	(24)	—	—

Comprehensive loss based on U.S. GAAP	$(8,946)	$(5,465)	$(1,203)

  (g)
  Joint ventures:

    U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts in joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint venture under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in note 19.

  (h)
  Other supplemental information provided for U.S. GAAP purposes:

	2004	2003
Accounts receivable less allowance for doubtful accounts:
Trade	$67,005	$—
Related parties	263	—
Other	5,942	89

	$73,210	$89

Accounts payable:
Trade	$58,538	$533
Other	5,953	—

	$64,491	$533

Accrued liabilities:
HBMS acquisition and related financing costs	$1,634	$—
Hydro	2,367	—
Profit-sharing and employee bonuses	5,590	—
Vacation pay	10,896	—
Other	6,061	492

	$26,548	$492

    The Company includes shipping and handling costs in operating costs:

Shipping and handling	$52	$—
  (i)
  Recent accounting pronouncements:

  (i)
  SFAS 123R, Accounting for Stock-based Compensation ("SFAS 123R"):

      In December 2004, the FASB issued SFAS 123R. SFAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed. Prior to SFAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. SFAS 123R will be effective for the Company's 2005 consolidated financial statements, and permits varying transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; retrospective application to all interim periods in 2005; or prospective application to future periods beginning in third quarter 2005. The Company is presently evaluating the effect of the varying methods of adopting SFAS 123R.

    (ii)
    SFAS 151, Inventory Costs ("SFAS 151")

      SFAS 151 was issued in November 2004 as an amendment to ARB No. 43. SFAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under SFAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. SFAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. SFAS 151 will be effective for inventory costs incurred beginning in the Company's 2006 fiscal year. The Company is presently evaluating the impact of SFAS 151 on the Company's consolidated financial statements.

    (iii)
    SFAS 153, Exchanges of Non-Monetary Assets ("SFAS 153")

      SFAS 153 was issued in December 2004 as an amendment to APB Opinion No. 29. SFAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

      Under SFAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. SFAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005.

23.
SUBSEQUENT EVENTS

(a)
On February 22, 2005, the Company completed a private placement of 806,452 flow-through common shares at a price of $3.10 per share for aggregate gross proceeds of approximately $2,500. Commission of 5% of the gross proceeds of the offering was paid to the underwriters and net proceeds were $2,373. The proceeds will be used to incur Canadian exploration expenses which will be renounced in favour of the holders for the 2005 taxation year.

(b)
Broker warrants issued in connection with the Company's offering of subscription receipts on December 21, 2004 have been exercised subsequent to December 31, 2004, aggregating the following amounts: 70,950,678 warrants to purchase 2,365,022 common shares for proceeds of $6,119.

(c)
Effective March 24, 2005, the Company agreed to guarantee HBMS's U.S. $175,000 Notes. The Company guarantee is unsecured and ranks subordinate in right of payment to all senior indebtedness of the Company. The Company guarantee will terminate on the date upon which it owns less than a majority of the voting shares of HBMS (note 10(c)).

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Exhibit 4.3
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS